UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Filing of 2022 Annual Report on Form 20-F

On March 29, 2023, Sapiens International Corporation N.V. (“Sapiens”) filed its annual report on Form 20-F for the year ended December 31, 2022 (the “2022 Form 20-F”).

Sapiens has issued a press release announcing the filing of the 2022 Form 20-F and the availability of the 2022 Form 20-F at Sapiens’ corporate website. A copy of that press release is appended as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Exhibit No.	Title of Exhibit
99.1	Press Release Announcing Filing and Availability of 2022 Form 20-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

Date: March 29, 2023	By:	/s/ Roni Giladi
		Name:	Roni Giladi
		Title:	Chief Financial Officer

Exhibit Index

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press Release Announcing Filing and Availability of 2022 Form 20-F

3